SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(l) of
                     the Securities Exchange Act of 1934
                              (Final Amendment)
                                     and
                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934
                              (Amendment No. 7)

                      Southern Pacific Rail Corporation
                          (Name of Subject Company)

                          Union Pacific Corporation
                          UP Acquisition Corporation
                        Union Pacific Railroad Company
                                  (Bidders)

                    Common Stock, Par Value $.001 Per Share
                        (Title of class of securities)

                                 843584 10 3
                     (CUSIP number of class of securities)

                           Richard J. Ressler, Esq.
                          Assistant General Counsel
                          Union Pacific Corporation
                    Martin Tower, Eighth and Eaton Avenues
                        Bethlehem, Pennsylvania  18018
                               (610) 861-3200
           (Name, address and telephone number of person authorized
          to receive notices and communications on behalf of bidders)

                               with a copy to:

                            Paul T. Schnell, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                          New York, New York  10022
                           Telephone: (212)735-3000


                    This Final Amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relating to the tender offer by UP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Union Pacific Railroad Company, a Utah corporation ("UPRR"), and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ("Parent"), to purchase up to 39,034,471 shares of Common Stock, par value $.001 per share (the "Shares"), of Southern Pacific Rail Corporation, a Delaware corporation (the "Company"). This Final Amendment serves also as Amendment No. 7 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Parent, UPRR, and Purchaser in connection with their beneficial ownership of the Shares.

               Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

          ITEM 5.   PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS
                    OF THE BIDDER.

          ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          ITEM 7.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO THE SUBJECT
                    COMPANY'S SECURITIES.

                    AND

          ITEM 10.  ADDITIONAL INFORMATION.

               The information set forth in Items 5, 6(a), 6(b), 7 and 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

               On September 15, 1995, Parent issued a press release announcing, among other things, that (1) based upon a final count, a total of 103,520,575 Shares (including 30,110,675 Shares subject to guarantees of delivery) had been tendered pursuant to the Offer, (2) Purchaser had, pursuant to the terms of its Offer, determined that the final proration factor is 37.7% and that Purchaser expects to begin making payment on September 15, 1995 for the purchased Shares, (3) certificates for unpurchased Shares will be returned shortly, and (4) Shares purchased in the Offer have been placed into the Voting Trust pending approval by the ICC of the Merger. The 39,034,471 Shares represent approximately 25 percent of the Company's issued and outstanding Shares. A copy of such press release is attached hereto as Exhibit (g)(2) and incorporated herein by reference.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (g)(2)    Text of Press Release issued by Parent on
                    September 15, 1995.


                                  SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 15, 1995    UNION PACIFIC CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                  SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 15, 1995    UP ACQUISITION CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Vice President and
                                              Assistant Secretary


                                  SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 15, 1995    UNION PACIFIC RAILROAD
                                        COMPANY

                                       By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                EXHIBIT INDEX

          Exhibit                  Description

          (g)(2)    Text of Press Release issued by Parent on
                    September 15, 1995.